UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934


                       COMMISSION FILE NUMBER: __________


                           CYPRESS INTERNATIONAL, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                 Delaware                                        91-1959475
          ----------------------                             -------------------
          (State of jurisdiction                              (I.R.S. Employer
             of Incorporation)                               Identification No.)


5067 East 26th Drive, Bellingham, Washington                        98226
--------------------------------------------                      ----------
  (Address of principal executive offices)                        (Zip Code)


        Registrants telephone number, including area code: (360) 592-9013

     Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:

     Title of each class                     Name of each exchange on which
     to be so registered                  each class is sought to be registered
     -------------------                  -------------------------------------
Common Shares; $0.0001 par value              OTC Electronic Bulletin Board

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                TABLE OF CONTENTS

PART I......................................................................  3

     ITEM 1.  DESCRIPTION OF BUSINESS.......................................  3
     ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.....  9
     ITEM 3.  DESCRIPTION OF PROPERTY....................................... 10
     ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
              AND MANAGEMENT................................................ 10
     ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.. 11
     ITEM 6.  EXECUTIVE COMPENSATION........................................ 11
     ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................ 11
     ITEM 8.  DESCRIPTION OF SECURITIES..................................... 12

PART II..................................................................... 13

     ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON
              EQUITY AND OTHER RELATED SHAREHOLDER MATTERS.................. 13
     ITEM 2.  LEGAL PROCEEDINGS............................................. 14
     ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS................. 14
     ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES....................... 14
     ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS..................... 14

PART F/S.................................................................... 16

     ITEM 1.  INDEX TO FINANCIAL STATEMENTS................................. 16

PART III.................................................................... 24

     ITEM 1.  INDEX TO EXHIBITS............................................. 24

SIGNATURES.................................................................. 24

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

Cypress International, Inc. ("the Company") was incorporated in the State of Delaware on November 18, 1998. The Company's activities to date have been to develop its business plan and become actively engaged in the business of buying, trading and leasing arcade model coin or token operated sports and entertainment games for revenue in appropriate venues in the United States and Canada.

The Company's planned operating strategy is to create profit by buying, trading and leasing arcade model and tabletop model sports and entertainment machines and placing these sports and entertainment machines in various locations for revenue. In addition, the Company emphasizes high levels of customer service to create "playing conditions" targeted for persons over age ten. The Company believes its current management team brings experience, industry relationships and specific expertise that will enhance the ability of the Company to successfully complete its proposed strategy of furnishing arcade model and tabletop model sports and entertainment machines to customers for revenue. The current management team is limited to one officer of the Company. The amount of time that he plans to devote promoting the Company's business plan will be limited to a part-time basis. In addition, the above mentioned officer currently has obligations and employment that may take priority over that of the Company.

FORWARD LOOKING STATEMENTS

Certain information detailed within this registration statement is based on forward-looking statements. Generally, the words; "anticipates," "believes," "expects," "intends," and similar expressions identify such forward-looking statements. Forward-looking statements involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are current only as of the date of this registration statement.

All parties and individuals reviewing this registration statement and considering the Company as an investment should be aware of the financial risks involved with investing in a development stage company. When deciding whether to invest or not, careful review of the risk factors detailed in Item 1 of this document and consideration of forward-looking statements contained in this registration statement should be adhered to.

The Company has a limited operating history and revenues and must be considered in the early development stages of embarking upon a new venture. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all the risks inherent in any new business, including: competition, the absence both of an operating history and profitability and the need for additional working capital. The likelihood of the success of the Company must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and the competitive environment in which the Company will be operating.

RISK FACTORS

The Company is in the development stage and the market it intends to compete within is new and emerging. There are several competitors within the marketplace that have significantly greater financial and management resources than that of the Company. The following section describes some of the risk factors specific to the Company. Individuals should carefully consider the following risk factors, in addition to the other information presented in this registration statement, when evaluating the Company's business plan. Any of the following risks could seriously harm the business and/or prevent the furtherance of the business.

RISK FACTORS RELATING TO CYPRESS INTERNATIONAL, INC.

A. LIMITED OPERATING HISTORY TO EVALUATE.

The Company was incorporated under the laws of the State of Delaware on November 18, 1998. The Company's activities to date have been to prepare the Company's business strategy. The Company has commenced operations through the ownership of one video arcade game, but has not generated positive revenue. The Company has a limited operating history and revenues and must be considered entirely promotional and in the early development stages of embarking upon a new venture. Prospective investors should be aware of the difficulties encountered by such new enterprises, as the Company faces all the risks inherent in any new business, including: competition, the absence both of an operating history and profitability and the need for additional working capital. The likelihood of the success of the Company must be considered in light of the problems and expenses that are frequently encountered in connection with the operation of a new business and the competitive environment in which the Company will be operating.

B. NEED FOR ADDITIONAL WORKING CAPITAL - CONTINUATION OF GOING CONCERN NOT ASSURED.

As of October 31, 2000, the Company had working capital of $1,511 and faces the need for substantial additional working capital in the near future. If the capital needs of the Company are greater than currently anticipated, the Company will be required to seek other sources of financing. No assurance can be given that the Company will sell any of the Shares or that other financing will be available, if required; or if available, will be available on terms and conditions satisfactory to management.

The Company has prepared audited financial statements as of October 31, 2000, reporting that the Company is in the development stage and its ability to establish itself as a going concern is dependent upon the Company obtaining sufficient financing to continue its development activities. There is no assurance that the Company will achieve profitable operations in the future. The Company could be required to secure additional financing to implement further development plans. There is no assurance that such financing will be available to the Company, or if available, will be available on terms and conditions satisfactory to management.

C. THE PROGRESS AND OVERALL SUCCESS OF THE COMPANY IS SUBSTANCIALLY DEPENDENT UPON THE ABILITIES OF THE CURRENT OFFICERS AND DIRECTORS OF THE COMPANY.

The Company's performance and operating results are substantially dependent on the continued service and performance of its officer and director. The Company intends to hire additional technical, sales and other personnel as they move forward with their business model, though competition for such personnel is intense. There can be no assurance that the Company can retain key technical employees, or to attract or retain highly qualified technical and managerial personnel in the future. The loss of the services of the Company's key employee or the inability to attract and retain the necessary technical, sales, and other personnel, would likely limit the chances for success and have a negative effect upon the Company's business, financial condition, operating results and cash flows. In addition, the concentrated ownership the sole officer and director has over the Company, which will not be significantly affected and may have a material adverse effect on future business progress. Furthermore, the current officer and director is involved with other employment other than that of the Company, which may take time from developing the business of the Company and effect the overall success.

D. COMPETITION.

The amusement/entertainment game industries are highly competitive. There are a great number of service operations and entertainment businesses that compete directly and indirectly with the Company. Many of these entities are larger and have significantly greater financial resources and a greater number of model game units than does the Company. The Company may encounter increased competition in the future, which may have an adverse effect on the profitability of the Company. In addition, the legalization of casino gambling in geographic areas near any entertainment complex that features the Company's games would create the possibility for entertainment alternatives that could have a material adverse effect on the Company's business.

E. LACK OF CASH DIVIDENDS.

The Company has not paid any cash dividends on its Common Shares to date and there are no plans for paying cash dividends in the foreseeable future. Initial earnings that the Company may realize, if any, will be retained to finance the growth of the Company. Any future dividends, of which there can be no assurance, will be directly dependent upon earnings of the Company, its financial requirements and other factors.

F. PRODUCT LIABILITY.

The Company presently does not maintain any product liability insurance and will not secure such insurance until the Company deems it necessary. Ultimately, such coverage may be a requirement under certain agreements. As a result of the Company's limited operations to date, no threatened or actual claims have been made upon the Company for product liability.

G. PURCHASE OF INVENTORY; CAPITAL RESOURCE REQUIREMENTS.

The Company presently plans to purchase, trade or lease additional video arcade games within the next 12 months. Acquiring inventory will depend upon a number of factors, including the Company's ability to raise sufficient capital, locate and obtain appropriate sites to place the video arcade games and providing quality customer service to those locations.

H. THE COMPANY'S FUTURE OPERATING RESULTS ARE SUBJECT TO FLUCTUATIONS.

The Company's potential operating results are expected to be unpredictable and we expect them to fluctuate in the future due to a number of factors, many of which are outside the Company's control. These factors include: (i) the ability to significantly increase their customer base, (ii) the ability to maintain gross margins, (iii) the ability to maintain customer satisfaction, (iv) costs relating to the expansion of their operations and the introduction of new types of services and (v) services offered by their competitors and the success of their competitors;

I. THE COMPANY'S LIMITED HISTORY OF OPERATIONS AND EXPECTED OPERATING LOSSES IN THE FORESEEABLE FUTURE.

The Company expects to incur operating losses for the foreseeable future and if they ever have operating profits, they may not be able to sustain them. Expenses will increase as they build an infrastructure to implement their business model. For example, they expect to hire additional employees, expand information technology systems and lease more space for their corporate offices. In addition, the Company plans to significantly increase their operating expenses to include: (i) purchasing video arcade games, (ii) seeking locations sites for these arcade games and (iii) providing customer service to service location sites of games.

Expenses may also increase, due to the potential effect of goodwill amortization and other charges resulting from future partnerships and/or alliances, if any. If any of these and other expenses are not accompanied by increased revenue, the operating losses will be even greater than anticipated.

J. WE MAY INCUR LOSSES AS A RESULT OF ACCUMULATING INVENTORY.

In addition, the Company could incur losses as a result of accumulating video arcade game machine and not having a site location in place.

K. DEPENDENCE ON DISCRETIONARY SPENDNG.

The Company's profits are dependent on discretionary spending by consumers, particularly by consumers living in the communities in which the video arcade games are located. A significant weakening in the national economy or any of the local economies in which the Company operates may cause the Company's patrons to curtail discretionary spending which, in turn, could materially affect the profitability of the Company.

L. TRADITIONAL VIDEO ARCADE BUSINESS IS HIGHLY COMPETITIVE.

The traditional video arcade business is also highly competitive. The Company will compete directly with other companies that specialize in the video arcade business and have an industry reputation in the industry. These companies have greater name recognition and have greater financial and marketing resources than the Company. In addition, the legalization of casinos created the possibility for entertainment alternatives that could have a material adverse effect on the Company's business.

M. GROWTH AND ACQUISITION MAY STRAIN THE MANAGEMENT, OPERATIONAL AND FINANCIAL RESOURCES.

There can be no assurances that the proposed business model will be adequate to support any future operations. In addition, there is a risk that the Company may not be able to expand their video arcade operations to allow for additional capacity at the same rate as market demand may be created.

If appropriate opportunities present themselves, the Company intends to seek out business opportunities to expand their video arcade business. The process of integrating and acquiring any business or video arcade game(s), may result in operating difficulties and expenditures which cannot be anticipated and may absorb significant management attention that would otherwise be available for further development of their existing business. Moreover, the anticipated benefits of any acquisition may not be realized. Any future acquisitions of other businesses, technologies, services or products might require the Company to obtain additional equity or debt financing, which might not be available to the Company on favorable terms or at all and might dilute current shareholders. Additionally, the Company may not be able to successfully identify, negotiate or finance future acquisitions or to integrate acquisitions with the current proposed business.

N. SHARES SUBJECT TO RULE 144.

On October 31, 2000, the Company had 5,000,000 Common Shares issued and outstanding that have not been registered with the Commission or any State securities agency and which are currently restricted pursuant to Rule 144 promulgated by the Commission under the 1933 Act. Rule 144 provides, in essence, that a person holding restricted securities for one year from the date the securities were purchased from the issuer, or an affiliate of the issuer, and fully paid, may sell limited quantities of the securities to the public without registration, provided there shall be certain public information with respect to the issuer. Pursuant to Rule 144, securities held by non-affiliates for more than two years may generally be sold without reference to the current public information or broker transaction requirements, or the volume limitations. None of the current outstanding restricted shares are available for resale pursuant to Rule 144.

The sale of some or all of the currently restricted Common Shares could have a material negative impact upon the market price of the Common Shares, if a market for the Common Shares should develop in the future.

O. OTHER NON PUBLIC SALES OF SECURITIES.

As part of the Company's plan to raise additional working capital, the Company may make a limited number of offers and sales of its Common Shares to qualified investors in transactions that are exempt from registration under the 1933 Act. There can be no assurance the Company will not make other offers of its securities at different prices, when, in the Company's discretion, such prices are deemed by the Company to be reasonable under the circumstances.

P. NO ASSURANCE OF LIQUIDITY.

There is currently no public market for the Common Shares or any other securities of the Company and there can be no assurance that a trading market will develop in the future.

BUSINESS STRATEGY

The Company's planned operating strategy is to create profit by buying, trading and leasing arcade model and tabletop model sports and entertainment machines and placing these sports and entertainment machines in various locations for revenue. In addition, the Company emphasizes high levels of customer service to create "playing conditions" targeted for persons over age ten. The Company believes its current management team brings experience, industry relationships and specific expertise that will enhance the ability of the Company to successfully complete its proposed strategy of furnishing arcade model and tabletop model sports and entertainment machines to customers for revenue. The current management team is limited to one officer of the Company and the amount of time that he plans to devote promoting the Company's business plan will be limited to a part-time basis. In addition, the above mentioned officer currently has obligations and employment that may take priority over that of the Company.

The Company is unaware of the need for governmental approval for its proposed business plan. The Company is not currently subject to direct federal, state or local regulation and laws or regulations applicable to video games, other than regulations applicable to businesses generally.

The Company is currently not aware of any federal, state or local laws and regulations regulating the video arcade game market at this time that would materially affect its business activities. In addition, the Company is unaware of any environmental laws that would have an effect on its operations.

The Company has spent no money over the past two years on research and development.

THE COMPANY'S PRODUCTS

Currently, the Company owns one video arcade game machine located at Family Fun Center, Mission, British Columbia.

The Company does not rely on raw materials for conducting its business.

COMPETITION

The amusement/entertainment game industries are highly competitive. There are a great number of service operations and entertainment businesses that compete directly and indirectly with the Company. Many of these entities are larger and have significantly greater financial resources and a greater number of model game units than does the Company. The Company may encounter increased competition in the future, which may have an adverse effect on the profitability of the Company. In addition, the legalization of casino gambling in geographic areas near any entertainment complex that features the Company's games would create the possibility for entertainment alternatives that could have a material adverse effect on the Company's business.

Initially, the Company will be dependent on one or a few major customers on its game machines, but will rely on the broad-based vending market for developing customers over time.

The Company currently has no patents, trademarks, licenses, franchise, royalty agreements, or labor contracts in place.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following Management's Discussion and Analysis of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements, as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this registration statement. The following should be read in conjunction with the audited Consolidated Financial Statements included within this registration statement.

PLAN OF OPERATION

The Business Plan for the Company over the next twelve months is to become a full-service provider of sports and entertainment machines placed in strategic locations for play. The Company initially plans to seek income from the play of its sports and entertainment machines by placing these machines in strategic locations and providing customer service for its inventory.

ANALYSIS OF FINANCIAL CONDITION

The Company has not yet generated positive cash from operating activities. The Company does not expect to generate positive cash from operations for the year ending December 31, 2000. From November 18, 1998 to October 31, 2000, the Company has a net loss of $12,012. The losses were a result of organization and other start-up related costs. As of October 31, 2000 the Company has $1,511 in cash.

The Company does not foresee a material increase in operating expenses until such time that sufficient capital can be raised and the Company proceeds with its business plan. Management believes that the Company must be successful in raising equity or debt financing sufficient to meet its current working capital requirements and to support the expenses associated with developing the Company's plans to locate and open future locations for video arcade game machines.

Management's immediate plan is to focus its efforts on raising capital and contacting potential companies for site location of video arcade game machines. Management hopes to raise sufficient capital within the next twelve months to initiate operations that include expanding the Company's officers and directors make up. The sole director, officer and majority shareholder may have other obligations and plans to initially devote minimal time to promoting the company's strategic business plan. If other obligations take priority for the officer and director over that of the Company's, it could have a material adverse impact on the progress of the Company. In addition, there has been and are no plans for compensation to be paid to the officer and director until sufficient revenue flow can be generated.

Currently management has not determined the dollar amount required to adequately initiate its operation and has not determined a minimum or maximum amount it plans to raise. The Company may encounter business initiatives that require significant cash commitments or unanticipated problems or expenses that could result in a requirement for additional cash before that time. If the Company raises additional funds through the issuance of equity or convertible debt securities, the percentage ownership of its shareholders would be reduced and such securities might have rights, preferences or privileges senior to its common stock. Additional financing may not be available upon acceptable terms, or at all.

If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund its expansion, take advantage of business opportunities, develop, or enhance its business plan or otherwise respond to competitive pressures would be significantly limited and it may significantly restrict the Company's operations.

ITEM 3. DESCRIPTION OF PROPERTY

The Company owns no real property. The Company is provided sufficient space to do its present business by a director of the Company. Going forward, the Company plans to use the offices of the director, at no cost to the Company. Both parties have agreed to continue this arrangement until the Company begins operations and/or generates revenue.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

At October 31, 2000, the Company had 5,136,000 Common Shares issued and outstanding. The following tabulates the holdings of Common Shares of the Company by each person who holds of record or is known by management of the Company to own beneficially more than 5% of the Common Shares and, in addition, by all directors and officers of the Company, individually and as a group:

                                                          NUMBER OF     PERCENT
NAME AND ADDRESS                                           SHARES       OF CLASS
----------------                                           ------       --------
Mr. Robert Card                                           5,000,000       97.35%
744 West Hastings Street
Suite 317
Vancouver
British Columbia
Canada

ALL OFFICERS/DIRECTORS AS A GROUP (ONE)                   5,000,000       97.35%

CHANGES IN CONTROL

The Company is not aware of any arrangement, including the pledge by any person of securities of the Company, which may at a subsequent date result in a change in control of the Company.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and ages of the members of the Company's Board of Directors, executive officers and the position with the Company held by each:

    NAME                AGE                         POSITION
    ----                ---                         --------
Robert Card              63      Chairman of the Board, Chief Executive Officer,
                                 President and Secretary

Each director is elected to hold office until the next annual meeting of shareholders and until his successor has been elected and qualified. Officers are elected annually by the Board of Directors and hold office until successors are duly elected and qualified. The following is a brief account of business experience of each director and executive officer of the Company.

ROBERT CARD. Mr. Card has been the Chairman of the Board, Chief Executive Officer, President and Secretary of the Company since it was founded on November 18, 1998. Mr. Card has been a Financial Consultant to Sumac Investments Ltd. from 1992 to present. During the period from June 1980 through 1991, Mr. Card was a Financial Consultant for Aries Management Ltd., Vancouver, B.C. Mr. Card was an Auditor with the Revenue Department of Canada from 1975 through June 1980. Mr. Card received his Bachelor of Arts in Economics and Commerce from Simon Fraser University, Burnaby, British Columbia. Mr. Card has served on the board of directors and as an officer of numerous junior and start-up companies on the Vancouver Stock Exchange/CDNX since 1980.

ITEM 6. EXECUTIVE COMPENSATION

The Officer of the Company has received no compensation, including no bonus or incentive plans - stock, cash, or otherwise. The Company plans to begin compensating the officer only at such time the Company is generating sufficient revenues. Presently, the Company has not established any dates or other requirements for the officer to begin receiving compensation. If, and when, the time is deemed appropriate for the officer to receive compensation, the matter will be brought before the Board of Directors to vote.

COMPENSATION OF DIRECTORS

During the most recently completed financial year ended September 30, 2000, there was no compensation paid, by the Company to its director, for services as a director. There is no standard arrangements for any such compensation to be paid other than reimbursement for expenses incurred in connection with their services as director, although the Company from time to time may grant options to acquire Common Shares for directors. As at the date hereof the Company has no outstanding options to the Director that has been granted for his service.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 18, 1998, the Company issued 5,000,000 Common Shares, par value $0.0002 per share, to Robert Card, Chairman of the Board, Chief Executive Officer, President and Secretary of the Company, in consideration for $1,000.00.

ITEM 8. DESCRIPTION OF SECURITIES

CURRENT CAPITAL STRUCTURE

As of October 31, 2000, the Company had 80,000,000 Shares of Common Stock, with a par value of $0.0001 per share, authorized, with 5,136,000 Shares issued and outstanding. As of October 31, 2000, the Company had 20,000,000 Shares of Preferred Stock, with a par value of $0.0001, authorized. The Company does not have any issued and outstanding shares of Preferred Stock.

COMMON STOCK

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by the shareholders. There is no cumulative voting with respect to the election of directors with the result that the holders of more than 50 percent of the Shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available there for. In the event of liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. All of the outstanding Shares of Common Stock are and the Shares of Common Stock Offered hereby, when issued for the consideration set forth in offering documents, will be fully paid and non-assessable.

PREFERRED STOCK

The Company does not have any issued and outstanding shares of Preferred Stock.

OPTIONS AND WARRANTS

The Company has no outstanding options or warrants to purchase Common Stock.

DEBT SECURITIES

The Company has no debt securities.

DIVIDEND POLICY

Holders of Common Shares are entitled to dividends at the discretion of the Board of Directors and payment thereof will depend upon, among other things, the Company's earnings, its capital requirements and its overall financial condition. The Company has not paid any cash dividends on its Common Shares since inception and intends to follow a policy of retaining any earnings to finance the development and growth of its business. Accordingly, it does not anticipate the payment of cash dividends in the foreseeable future.

MARKET FOR COMMON SHARES

There is currently no public market for the Common Shares of the Company and there can be no assurance that a trading market will develop in the future. Further, the outstanding Common Shares are restricted securities, as that term is defined in Rule 144 under the 1933 Act and cannot be resold without registration under the 1933 Act or an exemption from registration.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS

MARKET PRICE

There is no trading market for the Company's Common Stock at the present time and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

If and when the Company's securities are traded, the securities may likely be deemed a "penny stock". The Securities and Exchange Commission had adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must:
(i) obtain financial information and investment experience and objectives of the person and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The Company plans to have its securities traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not cited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau. No assurance can be given by the Company that any of the above events will occur.

DIVIDENDS

The Company has not paid any dividends to date and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings. None of the Company's property is subject to any material pending or threatened legal proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

On November 18, 1998, the Company was incorporated under the laws of the State of Delaware.

The date, title and amount of unregistered securities sold/issued by Cypress International, Inc. are as follows:

Date:                          February 19, 1999 to March 31, 1999

Number of Shares:              136,000

Total Offering Price:          $0.10 per share

Total Proceeds:                $13,600.00

Principal Underwriter:         None

Total Commissions:             None

Net Proceeds:                  $13,600.00

Commissions Paid:              None

Purchasers:                    48 non-affiliated private investors.

Exemption From Registration:   The statutory exemption, which the Company
                               relied on was Regulation D, Rule 504 of the United States Securities Act of 1933, as amended.

On November 18, 1998, the Company issued 5,000,000 shares to Robert Card in exchange for cash consideration of $1,000.00. The Company did not pay any commission for this transaction. In addition, the Company did not utilize the services of an underwriter to complete this transaction. The stock was issued in reliance on an exemption from registration from non public offerings contained in section 4(2) of the United States Securities Act of 1933, as amended.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

DELAWARE STATUTES

Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit, or proceeding. There are no specific provisions in either of the articles or the bylaws.

In general, these provisions provide for indemnification in instances when such persons acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the Company.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY, AS EXPRESSED IN THE 1933 ACT AND IS, THEREFORE, UNENFORCEABLE.

                                    PART F/S

ITEM 1. INDEX TO FINANCIAL STATEMENTS

The following audited financial statements of the company were prepared by Barry
L. Friedman, P.C., 1582 Tulita Drive, Las Vegas, Nevada 89123. The statements include an Accountant's Audit Report, Balance Sheet as of October 31, 2000 and 1999, Statement of Operations for the year ended October 31, 2000, and for the period November 18, 1998 (inception) to October 31, 2000 and 1999, Statement of Stockholders' Equity for the period November 18, 1998 (inception) to October 31, 2000, Statement of Cash Flows for the year ended October 31, 2000, and for the period from November 18, 1998 (inception) to October 31, 2000 and 1999, as well as Notes to the Financial statements.

                          INDEX TO FINANCIAL STATEMENTS

     INDEPENDENT AUDITORS' REPORT....................................... 17

     BALANCE SHEET...................................................... 18

     STATEMENT OF OPERATIONS............................................ 19

     STATEMENT OF STOCKHOLDERS' EQUITY.................................. 20

     STATEMENT OF CASH FLOW............................................. 21

     NOTES TO FINANCIAL STATEMENTS...................................... 22

                             Barry L. Friedman, P.C.
                           Certified Public Accountant
1582 Tulita Drive                                            Tel: (702) 361-8414
Las Vegas, NV 89123                                          Fax: (702) 896-0278


Board of Directors                                             December 13, 2000
Cypress International Inc.
Ferndale, Washington

I have audited the balance sheet of Cypress International Inc., (A Development Stage Company), as of October 31, 2000 and October 31, 1999 and the related Statements of Operations, Stockholders' Equity and Cash Flows for the year ended October 31, 2000 and the period November 18, 1998, inception, to October 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position Cypress International, Inc., (A Development Stage Company), as of October 31, 2000, and October 31, 1999, and the results of its operations and cash flows for the year ende October 31, 2000 and the period November 18, 1998, inception, to October 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has no material operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Barry L. Friedman

CERTIFIED PUBLIC ACCOUNTANT

                           CYPRESS INTERNATIONAL LTD.
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET

                                                     October 31,     October 31,
                                                        2000            1999
                                                      --------        --------
                                     ASSETS
CURRENT ASSETS
  Cash                                                $    925        $  3,758
  Accounts Receivable                                      586              66
                                                      --------        --------
      TOTAL CURRENT ASSETS                            $  1,511        $  3,824

OTHER ASSETS:
  Prepaid Game Machine/
  Location Licenses (Net)                             $  2,667        $  4,667
  Organization Costs (Net)                                   0             318
                                                      --------        --------
      TOTAL OTHER ASSETS                              $  2,667        $  4,985
                                                      --------        --------

TOTAL ASSETS                                          $  4,178        $  8,809
                                                      ========        ========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts Payable                                    $  1,590        $      0
                                                      --------        --------

      TOTAL CURRENT LIABILITIES                       $  1,590        $      0
                                                      --------        --------
STOCKHOLDERS' EQUITY
  Preferred Stock, $0.0001 par value, authorized
   20,000,000 shares issued and outstanding at
   October 31, 2000 - None                            $      0

  Common Stock, $0.0001 par value, authorized
   80,000,000 shares issued and outstanding
   December 31, 1999 - 5,136,000 shares                               $    514
   September 30, 2000 - 5,136,000 shares                   514

  Additional paid-in capital                            14,086          14,086

  Deficit accumulated during the development stage     (12,012)         (5,791)
                                                      --------        --------

      TOTAL STOCKHOLDERS' EQUITY                         2,588        $  8,809
                                                      --------        --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $  4,178        $  8,809
                                                      ========        ========

    The accompanying notes are an integral part of these financial statements

                           CYPRESS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF OPERATIONS

                                                             November 18, 1998 (inception) to
                                           Year Ended      -------------------------------------
                                        October 31, 2000   October 31, 2000     October 31, 1999
                                        ----------------   ----------------     ----------------
INCOME
  Revenue                                 $     1,135          $     1,480        $       345
                                          -----------          -----------        -----------
EXPENSES
  Accounting                              $     1,000          $     1,800        $       800
  Amortization-Organization cost                  318                  389                 71
  Bank charges                                     15                   30                 15
  Commission                                      269                  444                175
  Filing fees                                      60                  130                 70
  Legal expense                                     0                1,000              1,000
  Location license expense                      2,000                3,333              1,333
  Office expense                                3,348                4,916              1,568
  Service fees                                    346                  450                104
  Transfer fees                                     0                1,000              1,000
                                          -----------          -----------        -----------
      TOTAL EXPENSES                      $     7,356          $    13,492        $     6,136
                                          -----------          -----------        -----------

      NET LOSS                            $    (6,221)         $   (12,012)       $    (5,791)
                                          ===========          ===========        ===========

Net Loss Per Share-Basic and Diluted      $    (.0012)         $    (.0023)       $    (.0011)
                                          ===========          ===========        ===========
Weighted average number of common
 shares outstanding                         5,136,000            5,110,667          5,084,000
                                          ===========          ===========        ===========

    The accompanying notes are an integral part of these financial statements

                           CYPRESS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                      STATEMENT OF STOCKHOLDERS' EQUITY


                                                                       Deficit
                                                                     Accumulated
                                      Common Stock       Additional    During
                                 ---------------------     Paid-In   Development
                                   Shares       Amount     Capital      Stage
                                   ------       ------     -------      -----

November 18, 1998
Issued for cash                  5,000,000    $  500     $     500            0

March 31, 1999
Issued from Sale of
private placement
(Note 1)                           136,000        14        13,586            0

Net loss, November 18, 1998
(inception) to October 31, 1999                                       $  (5,791)
                                 ---------    ------     ---------    ---------
Balance October 31, 1999         5,136,000    $  514     $  14,086    $  (5,791)

Net loss year ended
October 31, 2000                        00        00            00    $  (6,221)
                                 ---------    ------     ---------    ---------

BALANCE October 31, 2000         5,136,000    $  514     $  14,086    $ (12,012)
                                 =========    ======     =========    =========

    The accompanying notes are an integral part of these financial statements

                           CYPRESS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                             STATEMENT OF CASH FLOWS

                                                             November 18, 1998 (inception) to
                                           Year Ended      -------------------------------------
                                        October 31, 2000   October 31, 2000     October 31, 1999
                                        ----------------   ----------------     ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Loss                                     $ (6,221)        $(12,012)           $ (5,791)
  Amortization                                      318              389                  71

CHANGES IN ASSETS AND LIABILITIES
  Organizational costs                                0             (389)               (389)
  Prepaid Game Machine/
    Location Licenses                                 0           (6,000)             (6,000)
  Prepaid Game Machine/
    Location License Expense                      2,000            3,333               1,333

  Accounts Receivable                              (520)            (586)                (66)
  Accounts Payable                                1,590            1,590                   0
                                               --------         --------            --------

CASH FLOWS FROM OPERATING ACTIVITIES           $ (2,833)        $(13,675)           $(10,842)

CASH FLOWS FROM INVESTING ACTIVITIES                  0                0                   0

NET CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of Common Stock for Cash                   0         $ 14,600            $ 14,600
                                               --------         --------            --------

Net Increase in Cash                           $ (2,833)        $    925            $  3,758

Cash, Beginning of Period                         3,758                0                   0
                                               --------         --------            --------

CASH, END OF PERIOD                            $    925         $    925            $  3,758
                                               ========         ========            ========

    The accompanying notes are an integral part of these financial statements

                           CYPRESS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
                       October 31, 2000 and October 31, 1999


NOTE 1 - HISTORY AND ORGANIZAITON OF THE COMPANY

     The Company was organized November 18, 1998, under the laws of the State of Delaware, as Cypress International Inc. The Company is in the business of placing popular coin-operated sports amusement and entertainment arcade games in appropriate venues in the United States and Canada. The Company has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

     On November 18, 1998, the Company issued 5,000,000 shares of its $0.0001 par value common stock for cash of $1,000.00.

     On March 31, 1999, the Company completed a public offering that was offered without registration under the Securities Act of 1933, as amended (the "Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the Securities Act and Regulation D promulgated there under. The Company sold 136,000 shares of commons stock at a price of $0.10 per share for a total amount raised of $13,600.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     1.   The Company uses the accrual method of accounting.

     2. In April, 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 ("SOP 98-5"), Reporting on the Costs of Start--Up Activities which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998, with initial adoption reported as the cumulative effect of a change in accounting principle.

     3. Basic earnings or loss per share ("EPS") is calculated by dividing the income or loss available to common shareholders by the weighted average number of shares of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

     4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     5.   The Company has adopted a fiscal year end of October 31.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional equity capital through sale of its securities through private placements.

NOTE 4 - RELATED PARTY TRANSACITON

     The Company neither owns or leases any real or personal property. Office services are provided without charge, by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

NOTE 6 - PREPAID GAME MACHINE/LOCAITON LICENSES

     The Company purchased one video arcade game machine/location license at the Royal Canadian Legion #2 in New Westminster, British Columbia for $6,000.00. The location was relocated to TJ Family Fun Center in Mission, British Columbia.

NOTE 7 - CURRENCY TRANSACTIONS

     All transactions are expressed in US Dollars.

                                    PART III

                                INDEX TO EXHIBITS

               EXHIBIT 3(i) -- CERTIFICATE OF INCORPORATION

               EXHIBIT 3(ii) -- BY LAWS

               EXHIBIT 23 -- CONSENT OF BARRY L. FREIDMAN, P.C.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration statement to be singed on its behalf by the undersigned, thereunto duly authorized.


                                            CYPRESS INTERNATIONAL, INC.


Date: January 9, 2001                       By /s/ Robert Card
                                               -------------------------------
                                               Robert Card
                                               President and Director